United States

Security and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Act of 1934

(Amendment No.             )*

CPI Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125902106

(CUSIP Number)

June 30, 2003

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 125902106		13G

1	NAME OF REPORTING PERSON
S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
DePrince, Race & Zollo, Inc.
59-3299598

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Incorporated in the State of Florida

	5 SOLE VOTING POWER

NUMBER OF SHARES		915,035

BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY EACH		none

REPORTING	7 SOLE DISPOSITIVE POWER
PERSON WITH		915,035

	8 SHARED DISPOSITIVE POWER

		none

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
915,035

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
No

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.3%

12	TYPE OF REPORTING PERSON*
IA

SCHEDULE 13 G

Item 1.

(a)	CPI Corp

(b)	Address: 1706 Washington Ave

St. Louis, MO 63103-1790

Item 2.

(a)	DePrince, Race & Zollo, Inc.

(b)	201 S. Orange Ave, Suite 850

Orlando, FL 32801

(c)	USA

(d)	common stock

(e)	125902106

Item 3.

(e)	X

Item 4. Ownership

(a)	915,035
(b)	11.3%
(c)	(i) 915,035 shares
(iii)	915,035 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 07/07/2003

/s/    Victor A. Zollo, Jr.

         Signature

Victor A. Zollo, Jr.—President